UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PUSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
3D SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (Jurisdiction of Incorporation or Organization)	95-4431352 (I.R.S. Employer Identification No.)

333 Three D Systems Circle
Rock Hill, South Carolina (Address of Principal Executive Offices)	29730 (Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: (if applicable): None
Securities to be registered pursuant to Section 12(b) of the Act: ☐

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.001 per share	New York Stock Exchange, Inc.
Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to Be Registered
     This registration statement on Form 8-A supersedes and replaces the registrant’s registration statement on Form 8-B, filed with the Securities and Exchange Commission (the “Commission”) on August 13, 1993, as amended by Form 8-B/A, filed with the Commission on February 4, 1994, describing the registrant’s capital stock, and any amendment or report filed with the Commission for the purpose of updating the description contained in such Form 8-B, as amended.
     The registrant gave notice on the date hereof of its intention to move trading of its common stock from the NASDAQ Global Market under the symbol “TDSC” to The New York Stock Exchange under the symbol “DDD.” Completion of that transfer is subject to the consummation of all conditions to such transfer.
     The following description of our capital stock is based upon our Certificate of Incorporation, our Amended and Restated By-Laws and applicable provisions of law, in each case as in effect on the date hereof. The following description is only a summary of the material provisions of our capital stock set forth in our Certificate of Incorporation and our Amended and Restated By-Laws, each as in effect as of the date hereof, does not purport to be complete, and is qualified in its entirety by reference to such documents, and the applicable provisions of the Delaware General Corporation Law. The documents governing our capital stock have been previously filed with the Commission.
General
     Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.
     As of April 22, 2011, we had the following equity securities outstanding:
•	25,067,226 million shares of common stock;

•	no shares of preferred stock; and

•	647,482 options to purchase a like number of shares of common stock.
     Our Board of Directors has declared a two-for-one split of our common stock in the form of a 100% stock dividend that will be distributed on May 18, 2011 to stockholders of record at the close of business on May 9, 2011.
Common Stock
     Holders of our common stock are entitled to one vote for each outstanding share on all matters voted upon by our stockholders, including the election of directors. Holders of our common stock do not have cumulative voting rights or preemptive rights to purchase additional shares of our common stock.
     Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive such dividends as may be declared from time to time by our Board of Directors from funds legally available therefor. We do not currently pay cash dividends on our common stock, and we currently intend to retain any future earnings for use in our business. Any future determination as to the declaration of dividends on our common stock will be made at the discretion of the Board of Directors and will depend on our earnings, operating and financial condition, capital requirements and other factors deemed relevant by the Board of Directors, including the applicable requirements of the Delaware General Corporation Law, which provides that dividends are payable only out of surplus or current net profits. The payment of dividends on our common stock may be restricted by the provisions of credit agreements or other financing documents that we may enter into or the terms of securities that we may issue from time to time.
     Holders of our common stock are entitled to share ratably in our net assets upon our dissolution, liquidation or winding-up, after payment or provision for all liabilities and any pari passu or preferential liquidation rights of our preferred stock then outstanding.
     The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, those of the holders of preferred stock, and will be subject to those of the holders of any shares of our preferred stock that we may issue in the future, including our Series A Preferred Stock discussed below.
Preferred Stock
     The Board of Directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval up to the maximum of 5,000,000 shares of preferred stock that are currently authorized. Subject to the provisions of our Certificate of Incorporation, as amended, and limitations prescribed by law, the Board of Directors is authorized to adopt resolutions, without any action or vote by our stockholders, that set forth the terms and rights of any series of preferred stock. Those terms and rights may include:
•	the designation of the series;

•	the number of shares of the series, which number the Board of Directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

•	whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

•	the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable;

•	the redemption rights and prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of our voluntary or involuntary liquidation, dissolution, or winding up;

•	whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of the shares of the series; and

•	any other relative rights, preferences, and limitations of such series.
     One of the effects of the Board of Directors’ right to designate and issue preferred stock without stockholder approval may be to enable the Board of Directors to discourage an attempt to obtain control of the company by means of a tender offer, proxy contest, merger or otherwise. Furthermore, the issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:
•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders
Series A Preferred Stock
     Of the 5,000,000 shares of preferred stock authorized by our Certificate of Incorporation, as amended, our Board of Directors has designated 1,000,000 shares as Series A Preferred Stock. In 2008, our Board of Directors approved the creation of our Series A Preferred Stock and adopted a stockholders’ rights plan pursuant to which it declared a dividend of one Series A Preferred Stock purchase right for each share of our common stock held by stockholders of record as of the close of business on December 22, 2008. These preferred share purchase rights also attach to any additional shares of common stock issued after December 22, 2008. These rights are not currently exercisable and trade with the shares of our common stock. Under the rights plan, these rights generally become exercisable only if a person or group acquires or commences a tender or exchange offer for 15 percent or more of our common stock. If the rights become exercisable, each right will permit its holder to purchase one one-hundredth of a share of Series A Preferred Stock for the exercise price of $55.00 per right. The rights plan also contains customary “flip-in” and “flip-over” provisions such that if a person or group acquires beneficial ownership of 15 percent or more of our common stock, each right will permit its holder, other than the acquiring person or group, to purchase shares of our common stock for a price equal to the quotient obtained by dividing $55.00 per right by one-half the then current market price of our common stock. In addition, if, after a person acquires such ownership, we are later acquired in a merger or similar transaction, each right will permit its holder, other than the acquiring person or group, to purchase shares of the acquiring corporation’s stock for a price equal to the quotient obtained by dividing $55.00 per right by one-half of the then current market price of the acquiring company’s common stock, based on the market price of the acquiring corporation’s stock prior to such merger.
Rights Plan
     As noted above, on December 9, 2008, our Board of Directors adopted a stockholder rights plan, as set forth in the Rights Agreement dated as of December 9, 2008, by and between us and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”). Pursuant to the terms of the Rights Agreement, the Board declared a dividend of one Series A Preferred Stock purchase right (a “Right”) for each outstanding share of common stock. The dividend was distributed on December 22, 2008 to the stockholders of record on December 22, 2008.
     Currently, the Rights trade with, and are inseparable from, our common stock. The Rights will be issued in either certificated or uncertificated form. In uncertificated form, they are evidenced only by the balances indicated in the records of the transfer agent for our common stock or, in the case of certificated shares, by legends appearing on certificates issued after December 22, 2008 that represent such shares of common stock. Rights will also accompany any new shares of common stock that we issue after December 22, 2008 until the earlier of the Distribution Date, the Redemption Date or the Final Expiration Date of the Rights Agreement, each as described below.
     Once the Rights become exercisable following a Distribution Date, each Right will permit its holder to purchase from us one one-hundredth of a share of our Series A Preferred Stock (“Series A Preferred Share”) for $55.00. Prior to the occurrence of a Distribution Date and the subsequent exercise of the Rights by the holders of record thereof, the Rights do not give their holders any rights with respect to Series A Preferred Shares, common stock or otherwise.
     The Rights are not exercisable until the earlier of the following (the “Distribution Date”):
•	10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common stock; or

•	10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.
     The Rights Agreement defines the term “Acquiring Person” generally to mean any person who, together with all affiliates and associates of such person, is the beneficial owner of 15% or more of our outstanding common stock, including common stock involved in certain derivative transactions described in the Rights Agreement. However, that definition does not generally include (i) 3D Systems Corporation, any subsidiary of 3D Systems Corporation, any employee benefit or stock ownership plan of 3D Systems Corporation or any such subsidiary, or any entity holding common stock for or pursuant to the terms of any such plan or (ii) any Exempt Person (as defined below). Our Board has the authority under the Rights Agreement to determine that a person who would otherwise be an Acquiring Person has become an Acquiring Person inadvertently, and to treat such person as not having become an Acquiring Person if such person divests as promptly as practicable a sufficient number of common stock so that such person would no longer be an Acquiring Person.
     As noted above, until a Distribution Date occurs, the balances in the records of the transfer agent for our common stock or, in the case of certificated shares, legends on common stock certificates issued after December 22, 2008, will evidence the Rights, and any transfer of shares of common stock, or in the case of certificated shares, certificates for common stock, will constitute a transfer of the associated Rights. After any Distribution Date, the Rights will separate from the common stock and will be recorded in the records of the rights agent, either in certificated or uncertificated form. Only holders of record of outstanding Rights after the occurrence of a Distribution Date will be entitled to exercise any of the rights of a holder of Rights. Any Rights held by an Acquiring Person or any associate or affiliate of an Acquiring Person will be deemed to be void and may not be exercised by any such person.
     If a person or group becomes an Acquiring Person and a Distribution Date occurs, all holders of record of Rights except the Acquiring Person or any associate or affiliate thereof, may purchase additional shares of our common stock for a price equal to the quotient obtained by dividing $55.00 per right (subject to adjustment as provided in the plan) by one-half of the then current market price of our common stock. In addition, if, after a person or group becomes an Acquiring Person, we are later acquired in a merger or similar transaction after a Distribution Date, all holders of record of Rights except the Acquiring Person or any associate or affiliate thereof, may purchase shares of the acquiring corporation’s stock for a price equal to the quotient obtained by dividing $55.00 per right (subject to adjustment as provided in the plan) by one-half of the then current market price of the acquiring company’s stock, based on the price of the acquiring corporation’s stock prior to such merger.
     The Rights Agreement defines the term “Exempt Person” generally to mean certain holders of our common stock who are known to us as being the beneficial owners of more than 5% of our common stock as long as they continue to hold such shares of common stock as passive investment in our securities. These persons include St. Denis J. Villere & Company, L.L.C., T. Rowe Price Associates, Inc., The Clark Estates, Inc., G. Walter Loewenbaum, II, Kevin S. Moore and any affiliate or associate of any of the foregoing.
     Each Series A Preferred Share, if issued and outstanding:
•	will not be redeemable.

•	will entitle holders of record to cumulative cash dividends when , as and if declared by the Board in an amount equal to the amount, if any, of cash dividends paid on each share of common stock, and additional quarterly cash dividends equal to $1.00 per whole Series A Preferred Share issued and outstanding less the per share amount of all dividends, if any, declared on common stock, if any, before giving effect to the application of a formula number (as defined, which unless adjusted will equal 100) since the immediately preceding quarterly dividend payment date.

•	will entitle holders upon liquidation to receive an amount equal to any accrued and unpaid dividends and distributions on Series A Preferred Shares, whether or not declared, plus an amount equal to the greater of (i) $0.01 per whole Series A Preferred Share and (ii) an aggregate amount per whole Series A Preferred Share equal to a formula number (as defined, which unless adjusted will equal 100) then in effect times the aggregate amount to be distributed to per share holders of common stock.

•	will generally have the same voting power as one share of common stock, will generally vote as a single class with our common stock and will have the right to vote as a single class with respect to such matters as are required by law.

•	if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.
     The Rights will expire on the earlier to occur of (i) December 22, 2011, or such later date as approved by the independent members of our Board of Directors (so long as such determination is made prior to December 22, 2011), or (ii) December 22, 2018 (the “Final Expiration Date”). No payment will be made to the holder of any Right upon its expiration.
     The Board may redeem the Rights for $0.001 per Right at any time prior to 10 days after such time that any person or group becomes an Acquiring Person (the “Redemption Date”). If the Board redeems any Rights, it must redeem all of the Rights that are not deemed to be void. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.
     After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.
     The Board may adjust the purchase price of the Series A Preferred Shares to be paid upon the exercise of Rights, the number of Series A Preferred Shares issuable and the number of outstanding Rights from time to time to prevent dilution that may occur from a stock dividend, a stock split or reclassification of the issued and outstanding Series A Preferred Shares or common stock or for certain other events set forth in the Rights Agreement. No adjustments to the exercise price of any Right amounting to less than 1% will be made, but any such adjustment will be carried forward and applied with respect to any subsequent anti-dilution adjustment.
     The Rights Agreement may be amended by the Board in its sole discretion until such time as any person becomes an Acquiring Person. After such time the Board may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).
     In addition, the Board may, at any time prior to the time at which any person becomes an Acquiring Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than 10%; provided, however, that the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns.
     The Certificate of Designations of our Series A Preferred Stock and the Rights Agreement have been filed with the Commission and are incorporated herein by reference. The foregoing description of the terms of the Rights Agreement and the Rights is qualified in its entirety by reference to the Certificate of Designations and the Rights Agreement.

Item 2.	Exhibits
     Pursuant to the Instructions as to Exhibits with respect for Form 8-A, no exhibits are required to be filed because no other securities of the registrant are registered on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 13, 2011	3D SYSTEMS CORPORATION
	By:	/s/ Robert M. Grace, Jr.
		Name:	Robert M. Grace, Jr.
		Title:	Vice President, General Counsel and Secretary